RECEIVED

2008 JUL 11 A 3:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1st July, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08003749

Attention: **Special Counsel**
Office of International Corporate Finance

97.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 15 2008
THOMSON REUTERS

Richárd Benke
Investor Relations Director

Enclosure

Jle 7/14

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

MOL Plc.

1 July 2008

DIVIDEND ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF MOL HUNGARIAN OIL AND GAS Plc. DIVIDENDS FOR THE 2007 FINANCIAL YEAR

Dear Shareholders,

The Annual General Meeting of MOL Hungarian Oil and Gas Company Plc. held on 23 April 2008 approved to pay a dividend of HUF 85 billion in respect of the 2007 financial year.

The payment of dividend will commence on 16 July 2008

Prior to payment of the dividend, MOL will carry out a shareholder identification, based on the data of 9 July 2008 (Record date). The last day of trading on the Budapest and the Warsaw Stock Exchanges for shares entitled to the dividend of 2007 financial year will be 4 July 2008 in case of T+3 days settlement. Shareholders (natural persons and legal entities) will be entitled to receive the dividend if they own MOL shares at the record date, and they have requested to be recorded as shareholders in the Company Share Register . **Shareholders will remain entitled to receive the dividend within a limited five-year period beginning at the starting day of the dividend payment. The Company disclaims any obligation to pay any interest on dividends paid after 16 July 2008.**

According to Section 227 of Act IV of 2006 (Company Act), public limited companies have to take into account the dividend payable on treasury shares, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the Dividend Per Share will change depend on how many treasury shares will be held by MOL on the Record date.

The Dividend Per Share will be announced by the Company until 3 July 2008.

Process of dividend payment:

We kindly call our shareholders' and our Nominees' attention that the condition of dividend payment is that shareholder –after dividend payment identification- shall be registered in our Company Share Register. According to the company's Articles of Association the Board of Directors may fulfil the registration request only of those shareholder who forward an original copy of the declaration - described in the section 8.6 of the Articles of Association- to KELER Zrt. (address: H-1075 Budapest, Asboth utca 9-11.). The declaration can be downloaded from the Company's web site (www.mol.hu/en/dividend/) and they will be sent by post to private individual shareholders (together with an addressed envelope to answer). We ask our shareholders to check, if they consider this to be necessary, their mailing address data with their share accountkeepers. The declaration will be forwarded to our institutional investors through their account keepers. If the declaration does not arrive before the starting date of the dividend payment or arrives incomplete or inappropriately completed at KELER Zrt. the payment will be suspended until the properly completed declaration arrives at KELER Zrt.

The Board of Directors will prepare a proposal for the next General Meeting to ease the process of the 2% declaration.

In addition the following applies to the different shareholder types:

1. **In respect of shareholders holding their shares in a security account with a Hungarian accountkeeper, the dividend will be transferred to the security account held at the accountkeeper or to his personal bank account commencing 16 July 2008, if the above mentioned accountkeeper has transferred to KELER all data required for shareholder identification in relation to the shareholder, by fully complying with all relevant KELER procedures.** If the accountkeeper can identify the owner of the holder of the respective shares by the given date with missing data, the accountkeeper may finish the identification process later, according to KELER's procedures. Having obtained the missing or supplementary information, KELER determines the net dividend payable and

transfers it to the account of the shareholder at its accountkeeper or to his personal bank account. Please note that in such cases KELER executes supplementary transfers only once a month and neither MOL nor KELER undertake any responsibility for any delays arising from such actions. The Company therefore kindly asks all shareholders to request their respective accountkeepers to perform the said shareholders identification appropriately and in a timely manner, and in case of doubt they should check whether the accountkeeper has all data required for the data to be supplied to KELER. The Company and KELER do not undertake any obligation for late dividend payments arising from the incomplete, unsuitable or missing information from the shareholder or its accountkeeper.

2. In case of DR holders, dividends will be transferred by KELER through the domestic custodian bank (UniCredit Bank Hungary) to the shareholders through The Bank of New York (the DR issuer). In the event of any question, we kindly ask holders of DRs to contact The Bank of New York (101 Barclay Street, 22 West New York, NY 10286, phone: 1 212 815 3503 fax: 1 212 571 3050), or its Hungarian Custodian Bank UniCredit Bank Hungary, Department of Deposits (1054 Budapest, Szabadság tér 5-6, phone: (361) 301 1941).

3. In case of shares introduced to the Warsaw Stock Exchange the accountkeeper have to identifiy our shareholders via Polish Clearing House (KDPW) and the money transfer shall also be delivered via KDPW. The Company pay the dividend for these shares in HUF, the exchange is the shareholder's task.

We kindly call the attention of the shareholders to the following:

For private individuals having Hungarian domicile the dividend is therefore payable to those who can present their name, address, mother name, place and date of birth, name given in birth certificate, sex, nationality, Tax ID number r via their accountkeeper. After receipt of these data. according to the Section 66. § (7) of Personal Income Tax Act, 10% withholding tax will be deducted from the dividend.

For legal entities having Hungarian domicile the dividend is payable only, when its name, registered seat and tax number is given via the accountkeeper. In this case the dividend is paid without withholding any tax..

For private individuals having foreign domicile the dividend is therefore payable to those who can present their name, address, mother name, place and date of birth, name given in birth certificate, sex, nationality, Tax ID number given by Hungarian TAX Authority or passport number via their accountkeeper. After receipt of these data. according to the Section 66. § (7) of Personal Income Tax Act, 10% withholding tax will be deducted from the dividend.

For legal entities having foreign domicile the dividend is payable only when it can be stated unequivocally that the shareholder is a legal entity having foreign domicile. In this case the dividend will pay without withholding any tax.

For entities represented by a Nominee, as a base case 10% withholding tax will be deducted from the dividend. If the Nominee declares in a document signed properly, prepared in Hungarian or English and Hungarian language, the number of shares owned by the legal entities represented by it , no tax has to be withheld from the dividend payable on these shares. If according to the declaration, the Nominee represents private individuals, having Hungarian domicile, they have to be identified with the mandatory information content applicable for Hungarian private individuals, and the withholding tax applicable on them has to be withhold. At the payment of the dividend, the Company applies the rules described in Section 9 of Schedule 4 of the Act XCII/2003 on tax administration. **For the shareholders represented by a Nominees , it is also required that the 2% declaration will be submitted by the shareholder.**

Shareholders who have not yet collected their dividend in respect of the 2003, 2004, 2005, or 2006 business years, may claim their dividend through their accountkeeper. Dividends in respect of 2002 – with respect to the elapse of the 5 year forfeiture period – may be claimed only up to July 30, 2008. In case of dividend received in respect of a previous year, the Company does not have to pay interest for the period elapsed since the commencement date of the dividend.

If you need any further information on dividend payment do not hesitate contact our colleagues on 06-80-390207 (free phone from Hungary) and +36-1-483-6254 (from abroad) or write to the e-mail address: dividend@mol.hu

The Board of Directors of
MOL Hungarian Oil and Gas Public Limited Company

▶ **MOL Plc.**

INVESTOR NEWS

1 July 2008

Expected change in treasury shares of MOL

MOL Plc. notified OTP Bank Plc., and MFB Invest Ltd. on 1 July 2008, that the MOL shares lent to these institutions will be recalled (form OTP Bank Plc.: 8,757,362 pieces, from MFB Invest Ltd.: 4,513,271 pieces). As a consequence these MOL shares will be held by to MOL before the Record Date of the dividend payment.

MOL will make a separate announcement when the shares were received.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Nyrt.

INVESTOR NEWS

01 July 2008

FGSZ Ltd. and Transgaz concluded a Joint Development Agreement for the interconnection of Hungarian and Romanian natural gas transmission systems.

MOL Plc. hereby informs the capital markets participants that FGSZ Natural Gas Transmission Company, as the owner and operator of the Hungarian high pressure natural gas pipeline system and Transgaz, as the operator of the Romanian Transmission System, concluded a Joint Development Agreement on July 1st, 2008, in Arad, Romania. The main goal of the agreement is the completion of the interconnection between the two transmission systems, on the Arad - Szeged route.

FGSZ will develop the Hungarian pipeline part, whilst Transgaz will develop the Romanian pipeline part. Both Parties shall finance their respective sections of the pipeline from their own resources. After finalizing the development, at the beginning natural gas will be transported from Hungary to Romania through the pipeline, however at a later stage the Parties may contemplate the creation of the technical conditions of the transportation of natural gas from Romania to Hungary through the pipeline. For the purpose of the commercial operation of the pipeline, FGSZ and Transgaz intend to sign an Operation Agreement and a Capacity Allocation Agreement.

The Agreement specifies the steps which are to be taken by the two Parties in order to achieve the construction and commissioning of the interconnection by the middle of 2010.

The technical parameters of the interconnection pipeline are: total length on Romanian territory will be 61.7 km (out of which 36.7 km already built) with a nominal diameter of 700 mm. The total length of the future interconnection pipeline on Hungarian territory will be 47 km. The expected cost of the Hungarian investment is 9 HUF bn.

The main purpose of the agreement – similarly to NETS project - is to improve the security of gas supply through the diversification of the transmission routes and sources of supply.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Nyrt.**

INVESTOR NEWS

01 July 2008

MOL and CEZ entered into share purchase agreement with respect to 100% share capital of I&C Energo a.s.

MOL Plc. hereby informs the capital markets participants that MOL and CEZ has entered into a share purchase agreement with respect to 100% share capital of I&C Energo a.s. The Company is the leading engineering and supplier organisation providing services in particular in the field of instrumentation and control systems, information systems for industry and electric systems including provision of system integration and engineering support in the Czech Republik. The Company is also engaged in design of electric power producing buildings, design for LV and HV electricity grids, consulting in power production and quality control areas, implementing power consumption audits, etc.

In 2007, the Company's total revenues achieved EUR 58.1 million and its EBITDA exceeded EUR 4.8 million.

Purchasing a full control in I&E Energo will enable MOL to acquire excellent technological knowledge base in the field of power generation and transmission. This will enable MOL to accelerate building up power business and provide us with internal engineering know how capabilities. Acquiring the Company having excellent profitability means a good opportunity to learn more and acquiring essential experience in the filed of power production efficiently.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

27 June 2008

Capital securities purchase of a MOL manager

Mr. Zsolt Hernádi, Chairman and Chief Executive Officer of MOL bought 15 perpetual exchangeable capital securities, issued by Magnolia Finance Ltd, exchangeable into "A" Series MOL Ordinary Shares with nominal value EUR 100,000 at 100% on the OTC market, on 27 June 2008, with the assistance of OTP Bank Plc. as investment service provider. After the transaction Mr. Zsolt Hernádi owns 15 Magnolia securities.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

27 June 2008

Capital securities purchase of a MOL manager

Mr. Zoltán Áldott, Executive Vice President, Exploration and Production of MOL bought 2 perpetual exchangeable capital securities, issued by Magnolia Finance Ltd, exchangeable into "A" Series MOL Ordinary Shares with nominal value EUR 100,000 at 100.5% on the OTC market, on 27 June 2008, with the assistance of OTP Bank Plc. as investment service provider. After the transaction Mr. Zoltán Áldott owns 2 Magnolia securities.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END